Final Term Sheet

Filed pursuant to Rule 433

Dated February 27, 2013

Relating to

Registration Statement No. 333-183150

$500,000,000 1.200% Notes due 2018

Issuer:	Praxair, Inc. (the “Issuer”)

Title of Securities:	1.200% Notes due 2018 (the “Notes”)

Principal Amount:	$500,000,000

Trade Date:	February 27, 2013

Issue Date (Settlement Date):	March 4, 2013 (T+3)

Maturity Date:	March 4, 2018

Public Offering Price (Issue Price):	99.874% of the principal amount plus accrued interest, if any, from March 4, 2013

Interest Rate:	1.200% per annum

Yield to Maturity:	1.226%

Benchmark Treasury:	0.750% UST due February 28, 2018

Benchmark Treasury Price and Yield:	99-28 and 0.776%

Spread to Benchmark Treasury:	+45 basis points

Interest Payment Dates:	Interest will be payable semi-annually in arrears on each March 4 and September 4, commencing September 4, 2013, to the holders of record at the close of business on the preceding February 18 and August 21. Interest will accrue from March 4, 2013 and will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption:

The Issuer may redeem the Notes at its option, at any time in whole or from time to time in part.

The redemption price for the Notes will be equal to the greater of: (1) the principal amount of the Notes being redeemed plus accrued and unpaid interest to the redemption date or (2) the Make-Whole Amount for the Notes being redeemed.

“Make-Whole Amount” means, as determined by a Quotation Agent, the sum of the present values of the principal amount of the Notes to be redeemed, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the Notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect, to any redemption date, the sum of (x) either (1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recent published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Notes being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, and (y) 0.100%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the Notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of Notes.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Issuer.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and its successors and assigns, and two other nationally recognized investment banking firms selected by the Issuer that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Sinking Fund:	None

Indenture:	The Notes will be issued under an indenture dated as of July 15, 1992 between the Issuer and U.S. Bank National Association (the “Trustee”). As of December 31, 2012, approximately $6,575 million aggregate principal amount of senior debt securities were outstanding under the indenture. On February 21, 2013, an additional $900 million aggregate principal amount of senior debt securities were issued under the indenture.

Denomination and Form:	The Notes will be issued in registered form only without coupons in denominations of $2,000 and whole multiples of $1,000 in excess thereof. The Notes will be represented by one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and will be registered in the name of DTC or a nominee of DTC.

Gross Spread:	0.350%

Use of Proceeds:

The net proceeds of this offering are estimated to be approximately $497.5 million. The Issuer intends to use the net proceeds for general corporate purposes, including repayment of debt. Prior to their application, the net proceeds may be used to repay short-term debt and/or invested in short-term investments.

The Underwriter has agreed to pay the Issuer $500,000 as reimbursement for a portion of the Issuer’s expenses in connection with the offering of the Notes.

Additional Notes:	The Issuer may from time to time without the consent of the holders of the Notes create and issue further Notes having the same terms and conditions as the Notes so that the further issue would be consolidated and form a single series with the Notes offered in this offering, provided that if any such additional Notes are not fungible with the Notes previously issued for United States federal income tax purposes, such additional Notes will have a separate CUSIP number.

Change from Registration Statement:

Clause 1 of the definition of “event of default” under the caption “Description of the Debt Securities — Defaults and Remedies” in the Registration Statement No. 333-183150 is revised and applicable to the Notes:

“the Company defaults in any payment of interest on any of the notes when the same becomes due and payable and the default continues for a period of 30 days.”

CUSIP / ISIN:	74005P BG8 / US74005PBG81

Sole Book-Running Manager:	Citigroup Global Markets Inc. (the “Underwriter”)

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the documents filed by the Issuer with the SEC and incorporated by reference into the registration statement for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146.

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